SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-62773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

The following financial statements and supplemental schedule for the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan are filed herewith:

ITC^DeltaCom, Inc.

Employee Profit Sharing and

401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee

    ITC^DeltaCom, Inc. Employee Profit Sharing and

    401(k) Plan

West Point, Georgia

We have audited the accompanying statements of net assets available for benefits of ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Atlanta, Georgia

April 14, 2004

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2003	2002
Assets

Investments, at fair market value
Pooled separate accounts	$18,061,189	$13,023,126
Pooled separate account/fixed fund	822,957	680,187
ITC^DeltaCom, Inc. common stock	1,163,182	259,204
Participant loans	682,935	555,663

Total investments	20,730,263	14,518,180

Net assets available for benefits	$20,730,263	$14,518,180

See accompanying independent auditors’ report and notes to financial statements.

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2003	2002
Additions

Investment Income:
Interest income from participant loans	$41,684	$48,919
Net appreciation (depreciation) in fair market value of:
Pooled separate accounts	3,525,566	(2,886,590)
ITC^DeltaCom, Inc. common stock	641,134	(1,497,589)
Fixed Account	14,579	13,831

Total investment income (loss)	4,222,963	(4,321,429)

Contributions:
Participant contributions	3,103,535	3,892,900
Employer contributions	858,798	2,019,004
Rollover contributions	351,286	—

Total contributions	4,313,619	5,911,904

Total additions	8,536,582	1,590,475

Deductions
Benefits paid to participants	2,295,251	2,478,529
Administrative fees	29,248	25,353

Total deductions	2,324,499	2,503,882

Net increase (decrease)	6,212,083	(913,407)

Net assets available for benefits, beginning of year	14,518,180	15,431,587

Net assets available for benefits, end of year	$20,730,263	$14,518,180

See accompanying independent auditors’ report and notes to financial statements.

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

1.	Description of Plan	The following description of the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

		a.	General - The Plan is a defined contribution plan covering all employees of ITC^DeltaCom, Inc. (the “Company”), who are age twenty-one or older and have completed 500 hours or six months of service, as defined in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

		b.	Contributions – Participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan, subject to limitations of Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirty-four pooled separate accounts, one fixed fund, and ITC^DeltaCom, Inc. common stock as investment options for participants. The Company, at its discretion, may make matching contributions. For the Plan year ended December 31, 2003, the Company matched 50 percent of the first 4 percent of base compensation that a participant contributed to the Plan. Prior to that, for the year ending December 31, 2002, the Company matched 100 percent of the first 2 percent of base compensation that a participant contributed to the Plan and 50 percent of the next 4 percent of base compensation thereafter. The Company may also make additional discretionary profit-sharing contributions, as determined by the Company’s Board of Directors each year. A participant must be an active employee on the last day of the plan year and have completed 1,000 hours of service during the plan year to receive a discretionary profit-sharing contribution. For the years ended December 31, 2003 and 2002, no such profit-sharing contribution was made. Contributions are subject to certain limitations.

		c.	Participant Accounts - Each participant’s account is credited with the participant’s contributions, any Company discretionary matching or profit-sharing contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

		d.	Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. Participants vest over a five year period beginning with 40 percent in year two and twenty percent each year thereafter.

		e.	Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.25 percent to 11.50 percent, which are commensurate with local prevailing rates, as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

		f.	Payment of Benefits - On termination of service due to death, disability, retirement or separation from service, a participant may elect to receive the participant’s benefits as either a lump-sum amount equal to the value of the participant’s vested interest in the participant’s account, or in the form of installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

		g.	Forfeitures - Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures were not material to the 2003 financial statements.

		h.	Administrative Expenses - In general, the majority of the administrative expenses are paid by the Company. Administrative expenses paid by the Plan are related to the investment of Plan assets.

2.	Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting.

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value based on the quoted market prices of the underlying mutual funds in the pooled separate accounts and fixed fund. Investments in the Company’s common stock are stated at fair market value, based on the quoted market price. Participant loans are valued at cost which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

3.	Investments	The fair market value of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

December 31,	2003	2002
Nationwide Life Insurance Company Pooled Separate Accounts:
Dreyfus S&P 500 Index Fund	$2,059,593	$1,253,279
Fidelity Magellan Fund	1,907,704	1,511,132
Fidelity Puritan Fund	1,468,504	1,054,201
Janus Twenty Fund	1,152,101	930,160
Janus Worldwide Fund	1,545,508	1,240,616
American Century Ultra Fund	1,424,339	1,074,335
Oppenheimer Global Fund	1,146,923	*
ITC^DeltaCom, Inc. Common Stock	1,163,182	259,204

*	Less than 5%

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

4.	Related Party Transactions	Certain Plan investments are shares of pooled separate accounts managed by Nationwide Life Insurance Company. Nationwide Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Plan offers ITC^DeltaCom, Inc. common stock as an investment option to participants. ITC^DeltaCom, Inc. is the plan sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 2000 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Bankruptcy of Plan Sponsor	During the plan year ended December 31, 2002, the Plan sponsor filed for relief under Chapter 11 of the Bankruptcy Code and emerged from bankruptcy in October 2002 with a confirmed amended plan of reorganization. As a result, the value of the Company’s pre-reorganization common stock significantly decreased in value between January 2001 and October 2002.

8.	Subsequent Event	During 2003, the Company acquired BTI Telecom Corp. and its subsidiaries by merger. In connection with the merger, in February 2004, the Company merged the Business Telecom, Inc. 401(k) Plan into the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan.

SUPPLEMENTAL SCHEDULE

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets Held (at End of Year)

December 31, 2003

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	VK UIF US Real Estate Portfolio – Pooled Separate Account	a	$572,705

*	Nationwide Life Insurance Company	Bank of America Indexed Fixed Fund – Pooled Separate Account	a	822,957

*	Nationwide Life Insurance Company	Gartmore Aggressive Fund – Pooled Separate Account	a	70,773

*	Nationwide Life Insurance Company	Gartmore Conservative Fund – Pooled Separate Account	a	30,729

*	Nationwide Life Insurance Company	Gartmore Moderate Aggressive Fund – Pooled Separate Account	a	103,163

*	Nationwide Life Insurance Company	Gartmore Moderate Conservative Fund – Pooled Separate Account	a	35,444

*	Nationwide Life Insurance Company	Gartmore Moderate Fund – Pooled Separate Account	a	47,340

*	Nationwide Life Insurance Company	Dreyfus Premium Core Value Fund – Pooled Separate Account	a	91,976

*	Nationwide Life Insurance Company	Dreyfus S&P 500 Index Fund – Pooled Separate Account	a	2,059,593

*	Nationwide Life Insurance Company	Fidelity Advanced High Yield Fund – Pooled Separate Account	a	46,705

*	Nationwide Life Insurance Company	Fidelity Asset Manager – Pooled Separate Account	a	243,435

*	Nationwide Life Insurance Company	Fidelity VIP Equity Income Portfolio – Pooled Separate Account	a	929,522

*	Nationwide Life Insurance Company	Fidelity Magellan Fund – Pooled Separate Account	a	1,907,704

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets Held (at End of Year)

December 31, 2003

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Fidelity Puritan Fund – Pooled Separate Account	a	1,468,504

*	Nationwide Life Insurance Company	Gartmore Money Market Fund – Pooled Separate Account	a	175,862

*	Nationwide Life Insurance Company	Janus Fund – Pooled Separate Account	a	894,608

*	Nationwide Life Insurance Company	Janus Twenty Fund – Pooled Separate Account	a	1,152,101

*	Nationwide Life Insurance Company	Janus Worldwide Fund – Pooled Separate Account	a	1,545,508

*	Nationwide Life Insurance Company	Neuberger & Berman Guardian Fund – Pooled Separate Account	a	507,366

*	Nationwide Life Insurance Company	Neuberger & Berman Genesis Fund – Pooled Separate Account	a	584,455

*	Nationwide Life Insurance Company	Gartmore Nationwide Fund – Pooled Separate Account	a	76,179

*	Nationwide Life Insurance Company	Neuberger & Berman Partners Fund – Pooled Separate Account	a	300,774

*	Nationwide Life Insurance Company	Oppenheimer Bond Fund – Pooled Separate Account	a	663,956

*	Nationwide Life Insurance Company	Oppenheimer Capital Appreciation Fund – Pooled Separate Account	a	71,891

*	Nationwide Life Insurance Company	PIMCO Total Return Fund – Pooled Separate Account	a	468,556

*	Nationwide Life Insurance Company	Oppenheimer Global Fund – Pooled Separate Account	a	1,146,923

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Schedule of Assets Held (at End of Year)

December 31, 2003

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Oppenheimer Stategic Income Fund – Pooled Separate Account	a	218,500

*	Nationwide Life Insurance Company	GVIT Small Company Income Fund – Pooled Separate Account	a	594,556

*	Nationwide Life Insurance Company	American Century Ultra Fund – Pooled Separate Account	a	1,424,339

*	Nationwide Life Insurance Company	Temp Foreign Fund – Pooled Separate Account	a	281,034

*	Nationwide Life Insurance Company	Frank MSF MutShrs Fund – Pooled Separate Account	a	76,350

*	Nationwide Life Insurance Company	Frank Small/Mid Cap Growth Fund – Pooled Separate Account	a	126,232

*	Nationwide Life Insurance Company	American Century Short Term Bond Fund – Pooled Separate Account	a	95,209

*	Nationwide Life Insurance Company	Invesco Small Com Growth Fund – Pooled Separate Account	a	35,868

*	Nationwide Life Insurance Company	CreditSuisse Fixed Income Fund – Pooled Separate Account	a	13,329

*	Participant Loans	138 loans with interest rates ranging from 6.25% to 11.50%	—	682,935

*	ITC^DeltaCom, Inc.	162,526 shares, ITC^DeltaCom common stock	a	1,163,182

		Total investments:		$20,730,263

*	Party-in-interest

a - The cost of participant-directed investments is not required to be disclosed.

Exhibits

The following exhibit is attached to this Annual Report on Form 11-K:

Exhibit Number	Description of Exhibit
23.	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITC^DeltaCom, Inc.
Employee Profit Sharing and 401(k) Plan

	By:	ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan Administrative Committee (Plan Administrator)

Date: June 28, 2004	By:	/s/ J. Thomas Mullis
J. Thomas Mullis
Authorized Signatory

Exhibit Index

Exhibit Number	Description of Exhibit
23.	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm